SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

New exploration and production regulatory model

Rio de Janeiro, August 31, 2009 – Petróleo Brasileiro S.A. – Petrobras informs that the President of Brazil submitted to Congress the new proposed legislation for the oil and gas industry. The proposals are based on studies conducted by the Inter-Ministry Commission that was created to study and propose changes to the oil and gas sector regulatory model.

The proposed legislation includes the introduction of production-sharing contracts for oil and gas exploration and production in pre-salt layers and in potentially strategic areas as defined by the National Energy Policy Council (CNPE). The new production-sharing contracts introduce the concept of “profit oil,” representing the production of a certain field, after deduction of costs and expenses related to oil production. Another concept that was introduced is “cost oil,” corresponding to costs and investments made by the contracted party for the exploration and production. Under this proposal, the following are highlighted:

• Petrobras will operate all blocks under this regime;
• The Brazilian government can either exclusively hire Petrobras or conduct public bids with the free participation of any company;
• In areas subject to public bids, Petrobras will have a minimum interest of 30%, with the additional right to participate in bidding processes to increase its interest in those areas;
• The winner of the bid will be the company that offers the highest percentage of “profit oil” for the Brazilian government. In this case, Petrobras will have to offer the same percentage offered by the winning bidder to the Brazilian Government state, in the proportion of its minimum participation. In areas in which Petrobras has exclusivity, CNPE will determine the percentage of “profit oil” to be paid to the Brazilian government.
• The payment of subscription bonus (which is not a criterion for the bid) will be defined on a case-by-case basis by CNPE, and royalty payments will follow the terms of Law No. 9,478 of August 6, 1997.

There is a specific proposal for the creation of a new state-run company that will represent the interests of the Brazilian government in the production-sharing contracts. The new company will not conduct upstream activities or engage in investments, but it will participate in operational committees, with voting rights and veto powers, that will define consortium activities.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Other legislative proposals include:

• The authorization to the Brazilian government to onerously transfer to Petrobras the oil and gas exploration and production activities in areas of the pre-salt layer that are not subject to concessions, limited to the maximum volume of 5 billion barrels of oil equivalent (“transfer of rights”).
○ According to this proposal, Petrobras and the Brazilian government will sign a contract which will determine these geographical areas, the amount to be paid for the “transfer of rights”, the conditions for the reappraisal of the transfer value and the payment conditions for Petrobras, observing the best practices in the industry.
○ Exploration and production activities in these areas will be regulated and supervised by the National Petroleum Agency (ANP). The ANP will also approve agreements concerning the unitization of production that may be required in this area.

• The authorization for the Brazilian government to subscribe for additional shares of capital stock of Petrobras.
In anticipation of a rapid congressional approval of this proposal, Petrobras will promptly initiate the following:
○ Corporate proceedings necessary to approve Petrobras’ capitalization according to its bylaws and Brazilian Corporate Law, including calling an extraordinary shareholders’ meeting to approve the capitalization and granting of shareholders’ right to exercise their preemptive rights to subscribe for additional shares of the company;
○ The emission resulting from the increase in capital will follow the current proportion of the different classes of shares from the company;
○ The appraisal of the “transfer of rights”, focusing the negotiations with the Brazilian government related to the onerous transfer, observing the best practices in the industry.
○ The negotiation with the Brazilian government of the terms of the onerous transfer of the areas.

Petrobras will use the proceeds from this capitalization for the payment for the transfer of said areas and to finance Petrobras’ investments under its business plan.
Petrobras reinforces its commitment to sustainable development in Brazil, maintenance of its national oil self-sufficiency and equal treatment of all of its shareholders.

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.